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ALLISON M FUMAI
allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 212 698 3599 Fax

May 21, 2015

Dominic Minore

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Dear Mr. Minore:

We are writing in response to comments provided telephonically on May 20, 2015 with respect to a registration statement filed on Form N-2 under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), on April 27, 2015 on behalf of Eagle Growth and Income Opportunities Fund (the “Fund”), a closed-end investment company.  We have considered your comments to the registration statement and, on behalf of the Fund, responses to those comments are set forth below.  Changes will be reflected in Pre-Effective Amendment No. 2 to the Registration Statement, which we anticipate filing on or about May 22, 2015.  For the Staff’s review, a PDF file of the changed pages of the registration statement marked to indicate all changes made in response to your comments and otherwise since the correspondence filed by the Fund on May 18, 2015 has been attached to this filing as an exhibit.

Comment 1.         Please confirm, given the Fund’s name and the investment objective to provide total return through a combination of current income and capital appreciation, that the “dividend or other income paying equity securities and debt securities” referenced in the Fund’s 80% policy will be securities that provide the Fund with current income.

Response 1.          The Fund confirms that, given the Fund’s name and the investment objective to provide total return through a combination of current income and capital appreciation, the “dividend or other income paying equity securities and debt securities” referenced in the Fund’s 80% policy will be securities that provide the Fund with current income.

Comment 2.         In follow-up to Comment 7 in the Fund’s May 18, 2015 letter, please note that the Staff’s comment was to confirm that the printed prospectus will be in a minimum of 10 point font type consistent with the requirement of Rule 420 under the Securities Act, not necessarily that the prospectus will be printed in 10 point font type.

Response 2.          The Fund appreciates the Staff’s clarification and hereby confirms that the printed prospectus will be in a minimum of 10 point font type.

Comment 3.         In follow-up to Comment 10 in the Fund’s May 18, 2015 letter, please confirm that no other affiliates of the Fund’s investment adviser and sub-advisers besides Raymond James & Associates, Inc. will be part of the underwriting syndicate.

Response 3.          The Fund confirms that no other affiliates of the Fund’s investment adviser and sub-advisers besides Raymond James & Associates, Inc. will be part of the underwriting syndicate.

Comment 4.         Please revise footnote 3 to the “Summary of Fund Expenses” to clarify that the amount paid to Recon Capital is reflected in the “Advisory Fees” line item.

Response 4.          The disclosure has been revised accordingly.

Comment 5.         Under the “Fees and Expenses” heading in the Prospectus Summary, please add disclosure to clarify that the fee paid to Recon Capital is in addition to the fee paid to the Adviser.

Response 5.          The disclosure has been revised accordingly.

Comment 6.         In the “Principal Risks of Investing in the Fund” under the heading “Risks Associated with Options Strategy” please add disclosure to clarify that earmarking or segregating cash or liquid securities in an amount at least equal to the current value of the Fund’s net payment obligation under the terms of an option does not reduce the Fund’s risk of loss, only ensures that the Fund has sufficient assets available to discharge its obligations.

Response 6.          The disclosure has been revised accordingly.

Comment 7.         In follow-up to Comment 25 in the Fund’s May 18, 2015 letter, please confirm that the Fund will not implement a share repurchase program within four months of the Fund’s initial public offering.

Response 7.          The Fund will not implement a share repurchase program within four months of the Fund’s initial public offering.

Comment 8.         In follow-up to Comment 26 in the Fund’s May 18, 2015 letter, please confirm that if Fund implements a share repurchase program, in addition to presenting the share repurchase program to the Staff for review prior to implementing the share repurchase program, the Fund will also resolve any Staff comments on the share repurchase program prior to implementing the share repurchase program.

Response 8.          In follow-up to Comment 26 in the Fund’s May 18, 2015 letter, the Fund confirms that if the Fund implements a share repurchase program, in addition to presenting the share repurchase program to the Staff for review prior to implementing the share repurchase program, the Fund will also resolve any Staff comments on the share repurchase program prior to implementing the share repurchase program.

Comment 9.         In follow-up to Comment 27 in the Fund’s May 18, 2015 letter, please confirm that if an affiliate of the Fund’s investment adviser or sub-advisers engages in market making activities in the Fund’s shares, such transactions will be registered under the Securities Act and a current prospectus will be delivered with all such related offers and sales.

Response 9.          The Fund hereby confirms that if an affiliate of the Fund’s investment adviser and sub-adviser engages in market making activities in the Fund’s shares, such transactions will be registered under the Securities Act and a current prospectus will be delivered with all such related offers and sales to the extent so required under the Securities Act.  The Fund notes that the disclosure in the prospectus under the heading “Underwriting” states that” “This Prospectus is to be used by any underwriter in connection with the offering and, during the period in which a prospectus must be delivered, with offers and sales of the Common Shares in market-making transactions in the over-the-counter market at negotiated prices related to prevailing market prices at the time of the sale.”

Comment 10.       Under the heading “Conflicts of Interest,” the disclosure in the second paragraph indicates that the Subadvisers have adopted policies and procedures to ensure that all client accounts are treated equitably “over time” and that investment opportunities are allocated fairly and equitably among client accounts “over time.”  Please remove the words “over time” from the disclosure and confirm the Fund’s understanding that, at this time, the Staff is not taking a position as to whether as a fiduciary, an adviser should maintain policies and procedures designed to ensure that all client accounts are treated equitably in each instance and that investment opportunities are allocated fairly and equitably among client accounts on an ongoing basis and not simply “over time.”

Response 10.        The disclosure has been revised accordingly and the Fund confirms its understanding that, at this time, the Staff is not taking a position as to whether as a fiduciary, an adviser should maintain policies and procedures designed to ensure that all client accounts are treated equitably in each instance and that investment opportunities are allocated fairly and equitably among client accounts on an ongoing basis and not simply “over time.”

Comment 11.       Under the heading “Prospectus Summary” and throughout the Registration Statement please refrain from using italicized type.

Response 11.        The disclosure has been revised accordingly.

Comment 12.       Under the “Fees and Expenses” heading in the Prospectus Summary, please add disclosure to state the effective advisory fee, assuming leverage.

Response 12.        The disclosure has been revised accordingly.

Comment 13.       In the “Principal Risks of Investing in the Fund” please revise the heading “High Yield (“Junk Bond”) Risk” to “High Yield (“Below Investment Grade” and “Junk Bond”) Risk.”

Response 13.        The disclosure has been revised accordingly.

Comment 14.       In the “Principal Risks of Investing in the Fund,” revise the first sentence under the heading “High Yield (“Junk Bond”) Risk” to state: The Fund may invest in debt securities and instruments that are classified as “high-yield” (and, therefore, high-risk) investments.

Response 14.        The disclosure has been revised accordingly.

Comment 15.       In the “Principal Risks of Investing in the Fund,” under the heading “High Yield (“Junk Bond”) Risk,” please add a new sentence after the first sentence to state: These investments are commonly referred to as “below investment grade” and “junk bonds.”

Response 15.        The disclosure has been revised accordingly.

Comment 16.       Please confirm that the Fund anticipates an initial public offering of 10,000,000 Common Shares, consistent with the disclosure under the heading “Summary of Fund Expenses” in the prospectus.

Response 16.        The Fund confirms that it currently anticipates an initial public offering of approximately 10,000,000 Common Shares.  The Fund notes that the number of Common Shares sold in the Fund’s initial public offering may vary based on a variety of factors and that this disclosure along with other disclosure in the Registration Statement which reflects this offering size will be updated in subsequent filings to reflect the actual size of the Fund’s initial public offering.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at 212-698-3526 or Bill Bielefeld at 202-261-3386.

Sincerely,

/s/ Allison M. Fumai
Allison M. Fumai